Exhibit 99.1

Hepsiburada Announces Third Quarter 2024 Financial Results

ISTANBUL, December 10, 2024 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the third quarter and the nine months ended September 30, 2024.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the three and nine months ended September 30, 2024, including figures corresponding to the same periods of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of September 30, 2024. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at September 30, 2024 are as follows:

Date	Index	Conversion Factor
30 September 2024	2,526.2	1.00
31 December 2023	1,859.4	1.36
30 September 2023	1,691.0	1.49

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included in the summary tables of the consolidated financial statements and under the “Highlights” section and explanatory notes as relevant. The press release also includes tables that show the IAS 29 adjustment impact on the consolidated financial statements for the periods under discussion. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29 and our year-on-year growth and profitability guidance. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

Third Quarter 2024 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV) increased by 10.3% to TRY 42.3 billion compared to TRY 38.4 billion in Q3 2023.

o	IAS 29-Unadjusted GMV increased by 69.9% to TRY 41.2 billion compared to Q3 2023.

•	Revenue increased by 1.7% to TRY 12,241.6 million compared to TRY 12,036.6 million in Q3 2023.

•	Number of orders increased by 18.9% to 32.0 million compared to 27.0 million orders in Q3 2023.

•	Active Customers increased by 1.9% to 12.3 million compared to 12.0 million as of September 30, 2023.

•	(Order) Frequency increased by 15.6% to 10.8 compared to 9.4[1] as of September 30, 2023.

•	Active Merchant base decreased by 1.3% to 99.8 thousand compared to 101.1 thousand as of September 30, 2023.

•	Number of SKUs increased by 33.1% to 280.4 million compared to 210.6 million as of September 30, 2023.

•	Share of Marketplace GMV was 70.4% compared to 65.5% in Q3 2023.

•	Operating income was TRY 32.4 million compared to an operating loss of TRY 245.1 million for Q3 2023. This quarter marks the first time we have achieved quarterly positive operating income since our IPO in July 2021.

•	EBITDA increased by 286.5% to TRY 507.8 million compared to TRY 131.4 million in Q3 2023. Accordingly, EBITDA as a percentage of GMV was at 1.2%, a 0.9 percentage point improvement compared to 0.3% in Q3 2023.

o	IAS 29-Unadjusted EBITDA increased by 40.0% to TRY 901.3 million compared to TRY 643.9 million in Q3 2023. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q3 2024 decreased by 0.5 percentage points to 2.2% compared to 2.7% in Q3 2023.

•	Loss for the period was TRY 307.4 million compared to a loss of TRY 285.5 million for Q3 2023.

•	Free cash flow was TRY 1,579.0 million compared to TRY 2,831.0 million in Q3 2023.

1 Due to a clerical error, (Order) Frequency as of September 30, 2023 was reported incorrectly as 8.6 in the Company’s earnings release for the third quarter of 2023 published on December 5, 2023.

Commenting on the results, Nilhan Onal Gökçetekin, CEO of Hepsiburada said:

“Our third quarter performance once again confirms our commitment to sustainable growth and improved profitability. Working towards our strategic priorities, we have delivered another solid set of results, meeting our quarterly financial guidance. Adjusted for inflation, our GMV growth in Q3 2024 came in at 10.3%, with EBITDA as a percentage of GMV at 1.2%, up by 0.9 percentage points compared to the same period last year. Moreover, we marked a milestone in our Q3 2024 results by recording positive quarterly operating income for the first time since our IPO.

As Türkiye’s most recommended e-commerce brand, we once again scored an NPS of 75. Customers identified our speed of delivery, range of affordability and lending solutions and their trust in the Hepsiburada brand as the key factors in their preference for the platform. Our appeal is also evidenced by 233 thousand net additions in our Active Customers, which reached 12.3 million by the end of the third quarter, and firm traction in Hepsiburada Premium program enrollment, which reached approximately 3.7 million members as of the end of November.

Meanwhile, HepsiJet’s service excellence and its commitment to flexible and convenient delivery options led to increased penetration among our merchants and other retailers. In the third quarter of 2024, with a remarkable 6.8 percentage point yearly rise, HepsiJet delivered 74% of total parcels on our platform, confirming its integral role in our delivery ecosystem. HepsiJet also continues its off-platform penetration, nearly doubling its volume year-on-year, corresponding to nearly 35% of its total volume in the third quarter of 2024.

On the fintech front, Hepsipay’s proposition has increased our relevance in the challenging economic climate with a comprehensive suite of affordability and lending solutions, unmatched in the Turkish e-commerce sector. Our affordability solutions penetration rose to 8.8% of GMV by the end of the third quarter of 2024 with a total lending volume of TRY 13.6 billion over the last twelve months. On the payments front, Hepsipay stands out in the market with its 17.6 million wallet customers and 21.1 million stored credit cards as of the end of November. As part of its off-platform efforts, Hepsipay is already integrated at the checkout of 127 leading retailers as of the end of November 2024.

Our expectations for Q4 reflect the ongoing challenging macroeconomic conditions. Despite continued pressure on consumer purchasing power, we anticipate sustained top-line growth and margin expansion through diligent execution of our strong fundamentals. Accordingly, in the fourth quarter of 2024, we forecast GMV growth within the range of 50% to 55% compared to the same quarter of 2023 and an EBITDA as a percentage of GMV within the range of 1.8% to 2.0%. These figures are unadjusted for inflation.

With our founder’s vision, our employees, business partners, and entire ecosystem, Hepsiburada has pioneered the digitalization of commerce in Türkiye for nearly a quarter of a century, having introduced numerous industry firsts and innovative solutions. We are now entering a new period in Hepsiburada’s history as Kaspi.kz (“Kaspi”) has entered into an agreement to acquire a controlling 65.4% stake in Hepsiburada, subject to the satisfaction of customary closing conditions. As Kaspi is the preeminent payments, marketplace and fintech ecosystem in Kazakhstan, the synergies to arise from this deal are expected to propel Hepsiburada further on its ambitious journey. Our shared customer centricity and service quality orientation confirm the strong cultural fit necessary for success. Kaspi’s expertise in fintech, technological capabilities and experience will therefore underpin our commitment to remain a preferred companion in people's daily lives. We aim to leverage the combined expertise of Kaspi.kz and Hepsiburada to advance e-commerce and digital services, fostering new opportunities for SMEs and entrepreneurs in Türkiye and Kazakhstan.

We thank our shareholders for their belief in our vision, our loyal customers and partners for their trust, and our dedicated team for their continued support.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key unaudited operating and unaudited financial data as of and for the three months ended September 30, 2024 and September 2023, and the nine months ended September 30, 2024 and September 30, 2023 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation-adjusted (in accordance with IAS 29).

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira on September 30, 2024 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended September 30,				Nine months ended September 30,
(in TRY million	unaudited				unaudited
unless otherwise indicated)	2024	2023	y/y %		2024	2023	y/y %
GMV (TRY in billion)	42.3	38.4	10.3%		122.0	103.9	17.4%
Marketplace GMV (TRY in billion)	29.8	25.1	18.6%		85.3	69.4	22.8%
Share of Marketplace GMV (%)	70.4%	65.5%	4.9	pp	69.9%	66.9%	3.0	pp
Number of orders (million)	32.0	27.0	18.9%		98.1	78.6	24.8%
Active Customer (million)	12.3	12.0	1.9%		12.3	12.0	1.9%
Revenue	12,241.6	12,036.6	1.7%		36,610.3	32,262.2	13.5%
Gross Contribution	4,872.1	3,607.6	35.1%		13,773.7	9,717.9	41.7%
Gross Contribution margin (%)	11.5%	9.4%	2.1	pp	11.3%	9.4%	1.9	pp
Operating income/(loss)	32.4	(245.1)	n.m.		(118.3)	(678.6)	(82.6)%
Income/(loss) for the period	(307.4)	(285.5)	7.7%		(880.6)	977.7	(190.1)%
EBITDA	507.8	131.4	286.5%		1,270.5	434.8	192.2%
EBITDA as a percentage of GMV (%)	1.2%	0.3%	0.9	pp	1.0%	0.4%	0.6	pp
Net cash provided by operating activities	1,937.8	3,180.6	(39.1)%		3,397.8	2,493.7	36.3%
Free Cash Flow	1,579.0	2,831.0	(44.2)%		2,092.7	1,390.1	50.5%

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, Gross Contribution margin, EBITDA as a percentage of GMV, number of orders and Active Customer in the “Certain Definitions” section of this press release.

Q4 2024 and Full Year 2024 Outlook

The below forward-looking statements reflect Hepsiburada’s expectations as of December 10, 2024, considering year-to-date trends that could be subject to change, and involve inherent risks which we are unable to control or foresee. The financial outlook is based on management’s current views and estimates with respect to existing market conditions. However, there are several factors which may impact the current outlook, including the inflationary environment both in Türkiye and globally, local currency volatility, further tightening in monetary policy, low consumer confidence, pressure on purchasing power, regional geopolitical headwinds, the regulatory environment for our activities in Türkiye and the evolving competitive landscape. Management’s views and estimates are subject to change without notice. See also the “Forward Looking Statements” section at the end of this press release.

For the fourth quarter of 2024, we expect to deliver IAS 29-Unadjusted GMV growth within the range of 50% to 55% compared to the fourth quarter of 2023 and IAS 29-Unadjusted EBITDA as a percentage of GMV within the range of 1.8% to 2.0%. Consequently, for the full year 2024, we expect to deliver IAS 29-Unadjusted GMV growth of approximately 75% compared to the full year 2023 and to record IAS 29-Unadjusted EBITDA as a percentage of GMV within the range of 2.1% to 2.2%.

Business and Strategy Highlights

As of September 30, 2024, the annual inflation rate published by TurkStat was 49.4%, declining from 61.5% as of September 30, 2023, and 71.6% as of June 30, 2024. The monthly inflation rates during the third quarter of 2024 were 3.2%, 2.5% and 3.0% in July, August and September, respectively. The Consumer Confidence Index increased by nearly 6.7 points on a yearly basis to 78.2 as of September 30, 2024.

In Q3 2024, IAS 29-Unadjusted GMV increased by 69.9% to TRY 41.2 billion compared to TRY 24.3 billion in Q3 2023, in line with our guidance. Adjusted for inflation, GMV increased by 10.3% to TRY 42.3 billion in Q3 2024 compared to TRY 38.4 billion in Q3 2023. GMV growth was attributable mainly to the 5.2% order growth and 4.7% average order value growth, both excluding that of digital products (which mainly include sweepstakes and gamified lotteries as well as the first monthly payment of Hepsiburada Premium membership subscription).

We experienced order growth of 18.9% compared to Q3 2023, resulting from the continued rise in order frequency during the third quarter of 2024. Our order frequency (LTM) grew by 15.6% to 10.8, up from 9.42 as of September 30, 2023. Strong customer demand for our digital products contributed to the rise in order frequency. Excluding the orders of digital products, order frequency would have been 6.7 as of September 30, 2024 compared to 6.1 as of September 30, 2023, corresponding to 9.4% growth. Accordingly, order growth excluding that of digital products was 5.2% in Q3 2024 compared to Q3 2023. While these digital products only generated around 0.4% of our GMV in Q3 2024, we value the repeat interaction they enable with the participating customer segments.

Overall, our performance was also supported by the appeal of our Hepsiburada Premium loyalty program, attractive affordability solutions and data-driven marketing campaigns. Our Net Promoter Score (“NPS”) of 75 in Q3 2024, in line with the score obtained in Q2 2024 (according to the results of market research conducted by FutureBright on behalf of Hepsiburada), positioned us, once again, as the number one most recommended e-commerce platform in Türkiye.

We remain committed to executing our strategic priorities that include: a) nurturing loyalty, b) capitalizing on our clear differentiation of superior delivery services, c) capitalizing on our clear differentiation through affordability and lending solutions and d) offering our payment, lending and last-mile services to third parties.

The discussion below elaborates on our progress in Q3 2024 within each of our strategic priorities:

a) Nurturing loyalty

•	Central to our strategy is prioritizing customer loyalty and retention. Our loyalty program, Hepsiburada Premium, continues to play a key role in achieving this. Meanwhile, focusing on retention has helped us to reduce and optimize our marketing and advertising spend.

2 Due to a clerical error, (Order) Frequency as of September 30, 2023 was reported incorrectly as 8.6 in the Company’s earnings release for the third quarter of 2023 published on December 5, 2023.

•	Hepsiburada Premium members more than doubled, reaching 3.3 million by the end of Q3 2024 compared to 1.5 million by the end of Q3 2023. The number of Hepsiburada Premium members reached nearly 3.7 million by November 30, 2024.

•	Hepsiburada Premium members continue to generate higher order frequency than non-members. In Q3 2024, the monthly order frequency for members was 31% higher than before joining the program.

•	To mark the second anniversary of the Hepsiburada Premium program, we held Hepsiburada Premium Days from July 16 to July 25, 2024, offering exclusive campaigns to our Premium members. The ten-day event prompted 130 million visits to the platform and 4 million products were ordered through the platform. Premium members received 587 thousand orders with free shipment and earned TRY 22 million cash back. During Premium Days, HepsiAd services were used by 20 thousand merchants.

•	The NPS for Hepsiburada Premium members was 84 in Q3 2024, according to the results of market research conducted by the research company FutureBright on behalf of Hepsiburada. This score, which is in line with the one obtained in Q2 2024, remains higher than the Company’s overall NPS, which we believe signifies a strong satisfaction level among members.

b) Capitalizing on our clear differentiation of superior delivery services

•	In Q3 2024, HepsiJet continued offering competitive services, including our oversized delivery services that differentiate us in the market. We believe that swift delivery is a core customer expectation and, in Q3 2024, HepsiJet delivered 80% of the orders placed through our retail arm (1P) within the next day (compared to 82% in Q3 2023).

•	HepsiJet is also a key component of our value proposition for our merchants. In Q3 2024, HepsiJet delivered approximately 74% of our total parcels (compared to 67% in Q3 2023).

•	The NPS for HepsiJet was 88 in Q3 2024, according to our internal survey results, underscoring its service excellence. Through HepsiJet, our customers enjoy flexible delivery options and value added services including return from doorstep for all purchases on our platform.

•	Our oversized package delivery service (HepsiJet XL) delivered 69% of oversized parcels ordered through our platform in Q3 2024, up from 57% in Q3 2023.

c) Capitalizing on our clear differentiation through affordability and lending solutions

•	Leveraging our e-money and payment services licenses, we offer a comprehensive suite of payment and affordability solutions on the Hepsiburada platform, as well as externally to other partner retailers.

•	Our total financed transaction volume (including BNPL, shopping loans, general purpose loans and consumer finance loans) had reached TRY 13.6 billion over the last twelve months by the end of Q3 2024. 47% of this amount was issued through partner banks in the form of shopping loans and general purpose loans, while 53% was issued by Hepsiburada group companies (up from 47% in Q3 2023) in the form of our BNPL solution and consumer finance loans.

o	As of September 30, 2024, our BNPL solution had been used by over 465 thousand customers.

o	Approximately 1.4 million orders were processed through our non-card affordability solutions (including BNPL, shopping loans and consumer finance loans) over the past 12 months.

o	In Q3 2024, orders made through our BNPL solution, shopping loans and consumer finance loans accounted for 6.5% of total GMV for the period, up from 6.1% in Q2 2024.

o	The consumer tendency to use general purpose loans for shopping on our platform has also increased. As such, including the impact of general purpose loans spent on the platform, GMV penetration of all affordability solutions rose to 8.8% in Q3 2024 from 8.1% in Q2 2024.

o	By September 30, 2024, our wholly-owned subsidiary, Hepsifinans, had provided over TRY 1,047 million in consumer finance loans since its launch in January 2024.

o	We diligently manage credit risk in our BNPL, with a CoR[3] of around 2.65% as of October 31, 2024, while remaining focused on growth optimization.

o	Shopping related credit receivables create limited balance sheet load with average durations of around 2.9 and 4.0 months for BNPL and consumer finance loans solutions, respectively, as of October 31, 2024.

o	Hepsipay targets the consumer loan market which is estimated to have a total size of $40 billion in Türkiye in 2024. (according to our estimate based on data published by the Banking Regulation and Supervision Agency).

•	As of September 30, 2024, Hepsipay registered approximately 17.0 million Hepsipay wallet customers (representing users who have opened their wallet account by giving the required consent to Hepsipay), up from 13.2 million as of September 30, 2023. As of November 30, 2024, the number of Hepsipay wallet customers had reached 17.6 million. Additionally, 21.1 million cards are stored in the wallets of Hepsipay customers.

•	As of September 30, 2024, 1.7 million Hepsipay prepaid cards had been issued through the Hepsiburada mobile app. The Hepsipay prepaid card can be used online at any e-commerce site and is linked to the QR payment feature which allows customers to use it at any off-line retailer that accepts QR payments. As of the end of November, the number of Hepsipay cards issued reached 2.1 million. The option for Hepsipay prepaid card holders to top up their e-wallets by way of general purpose loans is now available at ten leading banks in Türkiye.

3 Cost of risk ratio represents the expenses or potential losses due to defaults, non-performing loans or other credit-related risks within the underwritten volume.

•	Hepsipay targets the off-line card payments market for domestic cards with a size of $263 billion and online payments with a size of $102 billion in 2024, each in Türkiye. (according to our estimate based on data published by The Interbank Card Center and The Ministry of Trade).

d) Offering payment, lending and last-mile delivery services to third parties

•	We believe that our strategy to extend our services and solutions beyond our platform by offering them to other retailers, benefits both retail partners and customers. We see great potential for both Hepsipay and HepsiJet to leverage their own assets and increase their revenue contribution to our Company.

•	HepsiJet today serves approximately 2,750 external customers, including household-name retailers. We believe HepsiJet is best positioned to build on this momentum and grow its share in the logistics market.

•	The share of external customer volume in HepsiJet’s operations increased to 35.1% in Q3 2024, up from 24.8% in Q3 2023. The total parcel volume of third parties delivered in Q3 2024 almost doubled compared to Q3 2023.

•	As of September 30, 2024, Hepsipay’s one-click check-out (“Pay with Hepsipay”) offering was successfully integrated into the online checkout of 82 retailers, reaching 127 retailers by November 30, 2024. Total payment volume through “Pay with Hepsipay” almost doubled compared to Q2 2024. By enabling payment with cards stored on the Hepsipay wallet, Hepsipay has gained a share of these retailers’ online sales.

ESG Actions

•	In Q3 2024, Hepsiburada continued its support in social, commercial and economic areas.

•	Our “Trade and Technology Empowerment for the Earthquake Region” program, launched in March 2023 a month after the earthquake, reached approximately 19,000 merchants. This includes the 4,900 new businesses in the region that we recruited and trained to sell their products online through Hepsiburada. Active sellers have generated a trade volume exceeding TRY 7.2 billion since the program’s launch. Our E-Commerce Specialization Centers in Adana, Hatay and Kahramanmaraş support existing merchants and organize training courses and programs for those new to the e-commerce market, benefiting over a thousand merchants from the region.

•	The “Technology Empowerment for Women Entrepreneurs” (“TEWE”) program reached an additional 2,537 women. To date, the TEWE program has supported approximately 57.5 thousand women entrepreneurs. Furthermore, as of September 30, 2024, the number of women’s cooperatives on our platform had reached 276.

•	As part of the TEWE program, various NGO collaborations have been established to provide sustainable support to the earthquake zone. As of September 30, 2024, the number of women entrepreneurs and women’s cooperatives in the impacted region had reached 3,804 and 43, respectively.

•	As part of our ongoing social responsibility projects for animals, Hepsiburada has become the microchip and ID card sponsor of The Rescue House Charity Association. Additionally, Hepsiburada has created a “Support for Pawed Friends” page on its website. On this page, our customers can donate products to the animal shelters of The Rescue House Charity Association. Purchased products are sent directly to the shelters without the application of any delivery costs.

•	Following its initial launch in 2023, Hepsiburada relaunched its "Promise for Tomorrow" education and internship program on August 12, recognized as International Youth Day by the United Nations. The program, which began this year with 170 students, aims to reduce inequalities and remove barriers to education and employment for university students, supporting their integration into the digitalized world of commerce. At the end of the program, the top 10 performers in the program will have the opportunity to do an internship at Hepsiburada.

•	In September 2024, Hepsiburada published its 2023 Sustainability Report, disclosing its environmental, social, and governance (ESG) initiatives.

Post Q3 2024:

•	On November 15, 2024, Hepsiburada and the Ministry of Family and Social Services signed a cooperation agreement supporting Türkiye's entrepreneurial women. This partnership aims to reinforce Hepsiburada's support for these entrepreneurs and reach a wider audience.

Subsequent Events

Change of Control Transaction

On October 17, 2024, Kaspi.kz signed a Stock Purchase Agreement with members of the Doğan Family to purchase Class A and Class B shares representing 65.41% of the total outstanding share capital of Hepsiburada. The aggregate consideration for the transaction is approximately $1,127 million.

The transaction remains subject to customary closing conditions and receipt of regulatory approvals by the Central Bank of the Republic of Türkiye, the Banking Regulation and the Supervision Agency and the Information Technologies and Communication Authority in Türkiye. Approval from the Turkish Competition Authority was granted on November 19, 2024. The transaction is expected to close in the first quarter of 2025.

Hepsiburada Announces the Third Issuance of Asset-backed Securities

The third issuance of asset-backed securities amounting to TRY 450 million, within the scope of the TRY 2 billion limit given by the Capital Markets Board to Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu, settled on December 4, 2024. In this structure, Hepsiburada participated as the originating entity with respect to its BNPL receivables. The issue consists of six tranches with an average maturity of 73 days and at an annual average interest rate of 51.00%. Hepsiburada intends to use the funds raised through this issue to sustainably grow its BNPL business and reduce its impact on working capital.

This third issuance follows a first issuance of asset-backed securities amounting to TRY 150 million, which settled on June 5, 2024, and a second issuance of asset-backed securities amounting to TRY 350 million, which settled on September 27, 2024.

Key Highlights of Our Performance During Legendary November

Our business is characterized by seasonality, with higher sales typically generated during the fourth quarter of the year. One key driver is the month of November during which we traditionally hold numerous campaigns with participating merchants. Our preliminary “Legendary November” results indicate that we delivered yet another strong performance in November this year. Below are key highlights:

•	Our platform received 500 million visits in November.

•	On Single’s Day, November 11, 2024, we recorded the highest daily traffic in Hepsiburada’s history.

•	HepsiJet achieved an average of approximately 606 deliveries per minute throughout the month.

•	The average order value for customers using our affordability solutions (BNPL, consumer loans and shopping loans) was 72% higher than that of customers using credit cards for payment.

•	The best-selling categories for the month included FMCG products, cosmetics, home textile & kitchenware and apparel.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy are reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive income/(loss) are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira on September 30, 2024 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended September 30,				Nine months ended September 30,
(in TRY million	unaudited				unaudited
unless otherwise indicated)	2024	2023	y/y %		2024	2023	y/y %
GMV (TRY in billion)	42.3	38.4	10.3%		122.0	103.9	17.4%
Marketplace GMV (TRY in billion)	29.8	25.1	18.6%		85.3	69.4	22.8%
Share of Marketplace GMV (%)	70.4%	65.5%	4.9	pp	69.9%	66.9%	3.0	pp
Revenue	12,241.6	12,036.6	1.7%		36,610.3	32,262.2	13.5%
Gross Contribution	4,872.1	3,607.6	35.1%		13,773.7	9,717.9	41.7%
Gross Contribution margin (%)	11.5%	9.4%	2.1	pp	11.3%	9.4%	1.9	pp
Operating income/(loss)	32.4	(245.1)	n.m.		(118.3)	(678.6)	(82.6)%
Income/(loss) for the period	(307.4)	(285.5)	7.7%		(880.6)	977.7	(190.1)%
EBITDA	507.8	131.4	286.5%		1,270.5	434.8	192.2%
EBITDA as a percentage of GMV (%)	1.2%	0.3%	0.9	pp	1.0%	0.4%	0.6	pp
Net cash provided by operating activities	1,937.8	3,180.6	(39.1)%		3,397.8	2,493.7	36.3%
Free Cash Flow	1,579.0	2,831.0	(44.2)%		2,092.7	1,390.1	50.5%

Note: Unless otherwise indicated, all discussions and analysis provided in this section are based on inflation-adjusted IFRS figures and non-IFRS measures.

Revenue

	Three months ended September 30,			Nine months ended September 30,
(in TRY million, unaudited)	2024	2023	y/y %	2024	2023	y/y %
Sale of goods[1] (1P)	8,041.3	8,837.8	(9.0)%	24,437.3	23,742.5	2.9%
Marketplace revenue[2] (3P)	1,667.8	1,573.4	6.0%	4,823.1	4,353.2	10.8%
Delivery service revenue	1,786.0	1,215.2	47.0%	5,369.6	3,195.6	68.0%
Other	746.5	410.2	82.0%	1,980.3	970.8	104.0%
Revenue	12,241.6	12,036.6	1.7%	36,610.3	32,262.2	13.5%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Our revenue increased by 1.7% to TRY 12,241.6 million in Q3 2024 compared to TRY 12,036.6 million in Q3 2023. This was due to a 6.0% increase in our (3P) revenue (comprising 13.6% total revenue), a 47.0% increase in delivery service revenue (comprising 14.6% of total revenue) and an 82.0% increase in other revenue, which were partially offset by a 9.0% decrease in our (1P) revenue (comprising 65.7% of total revenue) compared to Q3 2023. The 9.0% decline in 1P revenue was mainly due to a 4.9 percentage point (pp) shift in GMV mix towards 3P (Marketplace).

The 47.0% increase in delivery service revenue compared to Q3 2023 was mainly due to i) a significant increase in delivery service revenue from the off-platform customers of Hepsijet, ii) annual rises in unit delivery service charges surpassing inflation, and iii) an increase in the number of parcels delivered.

The rise in other revenue was mainly attributable to 37.6% growth in our advertising services (HepsiAd), 3.1x growth in our Hepsiburada Premium subscription revenues and 6.7x growth in our fintech operations revenues.

While GMV increased by 10.3% in Q3 2024 compared to Q3 2023, total 1P and 3P revenue decreased during this period by 6.7%. The gap in these rates was mainly due to a 4.9pp shift in the GMV mix towards 3P (Marketplace). A slight increase in returns, cancellation, as well as customer discounts in Q3 2024, in each case compared to Q3 2023, also had an impact.

Gross Contribution

(in TRY million unless indicated	Three months ended September 30,				Nine months ended September 30,
otherwise, unaudited)	2024	2023	y/y %		2024	2023	y/y %
Revenue	12,241.6	12,036.6	1.7%		36,610.3	32,262.1	13.5%
Cost of inventory sold	(7,369.5)	(8,428.9)	(12.6)%		(22,836.6)	(22,544.3)	1.3%
Gross Contribution	4,872.1	3,607.6	35.1%		13,773.7	9,717.9	41.7%
Gross Contribution margin (%)	11.5%	9.4%	2.1	pp	11.3%	9.4%	1.9	pp

The Gross Contribution margin improved by 2.1pp to 11.5% in Q3 2024 compared to 9.4% in Q3 2023. This margin improvement was mainly attributable to a 1.1pp increase in delivery service revenue from off-platform customers, a 0.7pp improvement derived from higher other revenue and a 0.5pp increase in 1P margin primarily due to the lower quarterly inflation impact on cost of inventory sold (quarterly inflation for Q3 2024 was 8.9% compared to 25.1% for Q3 2023); which were partially offset by a 0.2pp decline in 3P margin.

The table below shows the monthly inflation rates in 2024 and 2023.

Consumer inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2024	7%	5%	3%	3%	3%	2%	3%	2%	3%	-	-	-
2023	7%	3%	2%	2%	0%	4%	9%	9%	5%	3%	3%	3%

Source: Data as announced by TurkStat

Operating Expenses

The table below shows our operating expenses for the three months and nine months ended September 30, 2024 and 2023 in absolute terms and as a percentage of GMV:

(in TRY million unless indicated	Three months ended September 30,				Nine months ended September 30,
otherwise, unaudited)	2024	2023	y/y%		2024	2023	y/y%
Cost of inventory sold	(7,369.5)	(8,428.9)	(12.6)%		(22,836.6)	(22,544.3)	1.3%
% of GMV	(17.4)%	(22.0)%	4.6	pp	(18.7)%	(21.7)%	3.0	pp
Shipping and packaging expenses	(1,384.0)	(1,147.3)	20.6%		(4,169.0)	(2,987.6)	39.5%
% of GMV	(3.3)%	(3.0)%	(0.3	)pp	(3.4)%	(2.9)%	(0.5	)pp
Payroll and outsource staff expenses	(1,504.8)	(1,212.2)	24.1%		(4,230.6)	(3,317.6)	27.5%
% of GMV	(3.6)%	(3.2)%	(0.4	)pp	(3.5)%	(3.2)%	(0.3	)pp
Advertising expenses	(1,004.8)	(864.1)	16.3%		(2,758.4)	(2,133.3)	29.3%
% of GMV	(2.4)%	(2.3)%	(0.1	)pp	(2.3)%	(2.1)%	(0.2	)pp
Technology expenses	(151.1)	(136.9)	10.4%		(470.8)	(383.2)	22.9%
% of GMV	(0.4)%	(0.4)%	0.0	pp	(0.4)%	(0.4)%	0.0	pp
Depreciation and amortization	(475.4)	(376.4)	26.3%		(1,388.8)	(1,113.4)	24.7%
% of GMV	(1.1)%	(1.0)%	(0.1	)pp	(1.1)%	(1.1)%	(0.1	)pp
Other operating expenses, net	(319.7)	(115.8)	176.1%		(874.3)	(461.4)	89.5%
% of GMV	(0.8)%	(0.3)%	(0.5	)pp	(0.7)%	(0.4)%	(0.3	)pp
Net operating expenses	(12,209.2)	(12,281.6)	(0.6)%		(36,728.6)	(32,940.8)	11.5%
Net operating expenses as a % of GMV	(28.8)%	(32.0)%	3.2	pp	(30.1)%	(31.7)%	1.6	pp

Net operating expenses decreased by 0.6% to TRY 12,209.2 million in Q3 2024 compared to TRY 12,281.6 million in Q3 2023. As a percentage of GMV, our net operating expenses declined 3.2pp mainly due to a 4.6pp decrease in cost of inventory sold as a percentage of GMV. This was partially offset by a 0.4pp rise in payroll and outsource staff expenses, a 0.3pp increase in shipping and packaging expenses, a 0.1pp rise in advertising expenses, a 0.1pp rise in depreciation and amortization and a 0.5pp rise in other operating expenses, net, in each case as a percentage of GMV.

The 4.6pp decrease in cost of inventory sold as a percentage of GMV was mainly due to a 4.9pp shift in GMV mix towards Marketplace sales and the lower quarterly inflation impact on cost of inventory sold.

The 0.3pp increase in shipping and packaging expenses as a percentage of GMV was mainly driven by the 6.9% increase in the number of parcels delivered, the higher volume of HepsiJet’s third-party services and a rise in delivery fees per unit (applied by our delivery partners due to increases in fuel prices and annual minimum wages), outpacing the average inflation in Q3 2024 compared to Q3 2023.

The 0.4pp increase in payroll and outsource staff expenses as a percentage of GMV was mainly due to the rise in the number of full-time and outsourced employees in line with our plans on talent onboarding for our subsidiaries.

The 0.5pp increase in other operating expenses, net was mainly due to the recording of the USD 3,975 thousand (equivalent to TRY 162.6 million) contribution amount in Q3 2023 owed by TurkCommerce B.V. to Hepsiburada under the term sheet entered into between the parties in December 2022, pursuant to the contribution agreement that was disclosed in greater detail in our Form 6-K furnished to the U.S. Securities and Exchange Commission on September 28, 2023.

Financial Income

	Three months ended September 30,			Nine months ended September 30,
(in TRY million, unaudited)	2024	2023	y/y %	2024	2023	y/y %
Interest income on credit sales	269.2	177.2	51.9%	877.8	402.2	118.2%
Interest income on time deposits	202.2	155.8	29.8%	620.9	428.0	45.1%
Fair value gains on financial assets measured at fair value	224.4	27.4	719.0%	343.1	296.7	15.6%
Foreign currency exchange gains	88.7	388.7	(77.2)%	534.6	2,637.5	(79.7)%
Interest income on financial instruments	1.0	0.0	n.a	2.3	0.0	n.a
Other	39.0	3.2	1118.8%	67.1	6.8	886.8%
Financial income	824.3	752.3	9.6%	2,445.8	3,771.1	(35.1)%

Our financial income increased by 9.6%, to TRY 824.3 million in Q3 2024 compared to TRY 752.3 million in Q3 2023. The TRY 72.1 million increase in financial income was mainly driven by a TRY 197.0 million increase in fair value gains on financial assets measured at fair value and a TRY 138.4 million increase in interest income on credit sales and time deposits. The increase was partially offset by the decrease in foreign exchange gains due to the lower U.S. dollar/TRY appreciation during Q3 2024 compared to Q3 2023.

Financial Expenses

	Three months ended September 30,			Nine months ended September 30,
(in TRY million, unaudited)	2024	2023	y/y %	2024	2023	y/y%
Commission expenses due to early collection of credit card receivables	(1,037.3)	(610.1)	70.0%	(2,775.4)	(1,465.2)	89.4%
Interest expenses on purchases	(445.2)	(537.2)	(17.1)%	(1,414.6)	(757.4)	86.8%
Interest expenses on bank borrowings and lease liabilities	(77.9)	(56.7)	37.4%	(229.3)	(184.5)	24.3%
Foreign currency exchange losses	(55.9)	(137.1)	(59.2)%	(249.5)	(884.0)	(71.8)%
Other	(4.7)	(5.2)	(9.6)%	(14.6)	(11.8)	23.7%
Financial expenses	(1,621.0)	(1,346.4)	20.4%	(4,683.4)	(3,303.0)	41.8%

Our financial expenses increased by 20.4% to TRY 1,621.0 million in Q3 2024 compared to TRY 1,346.4 million in Q3 2023. This TRY 274.7 million increase was primarily attributable to a TRY 427.2 million increase in commission expenses due to early collection of credit card receivables which were partially offset by a TRY 92.0 million decrease in interest expenses on purchases as a result of a decrease in purchased goods during Q3 2024 compared to Q3 2023 and a TRY 81.2 million decrease in foreign currency exchange losses from our U.S. dollar denominated trade payables as a result of lower U.S. dollar/TRY appreciation during Q3 2024 compared to Q3 2023.

Loss for the Period

Loss for the period was TRY 307.4 million in Q3 2024, up from a net loss of TRY 285.5 million in Q3 2023. This was mainly due to a TRY 202.5 million increase in net financial expenses (net of financial income), a TRY 98.9 million increase in depreciation and amortization and a TRY 96.8 million decrease in monetary gain, partially offset by a TRY 376.4 million improvement in EBITDA.

EBITDA

EBITDA increased by 286.5%, or TRY 376.4 million, to TRY 507.8 million in Q3 2024 compared to TRY 131.4 million in Q3 2023, corresponding to 1.2% EBITDA (Q3 2023: 0.3%) as a percentage of GMV in Q3 2024. This corresponded to a 0.9pp improvement in EBITDA as a percentage of GMV in Q3 2024 compared to Q3 2023. This improvement was driven by a 2.1pp rise in Gross Contribution margin, partially offset by a 0.5pp rise in other operating expenses, net, a 0.4pp rise in payroll and outsource staff expenses, a 0.3pp rise in shipping and packaging expenses and a 0.1pp rise in advertising expenses, in each case as a percentage of GMV.

Capital Expenditures

Capital expenditures net of proceeds from the sale of property and equipment increased by 2.6%, or TRY 9.2 million, to TRY 358.8 million in Q3 2024 compared to TRY 349.6 million in Q3 2023. This increase was mainly due to an increase in the costs of employees who are employed for the development of the website and mobile platforms for both core and strategic assets, and whose costs are capitalized. The cost of these employees comprises around 73% of total capital expenditures in Q3 2024, compared to around 78% in Q3 2023. The remaining capital expenditures in each of Q3 2024 and Q3 2023 mainly comprised the purchase of property and equipment as well as software and rights.

Net Working Capital

Net working capital was negative TRY 6,725.3 million as of September 30, 2024 compared to negative TRY 8,024.6 million as of December 31, 2023. The TRY 1,299.3 million change in negative net working capital was mainly driven by a TRY 1,524.6 million increase in inventories and a TRY 543.2 million increase in loan receivables, partially offset by a TRY 537.1 million increase in trade payables and payables to merchants. The increase in inventories was due to longer inventory turnover days as of September 30, 2024 compared to December 31, 2023. The increase in loan receivables was mainly due to an increase in our in-house consumer finance loan facility that was launched in January 2024. The increase in trade payables and payables to merchant was due to payable turnover days having increased as of September 30, 2024.

Cash Flow from Operating Activities

Our net cash provided by operating activities in Q3 2024 comprised a TRY 307.4 million net loss (Q3 2023: net loss of TRY 285.5 million), a TRY 410.7 million change in working capital (Q3 2023: negative TRY 271.4 million) and a TRY 1,834.4 million change in other items (comprising non-cash items such as provisions and depreciation expenses as well as certain non-operating items such as financial income & expenses, non-operating monetary gains & losses and unrealized foreign exchange differences) (Q3 2023: TRY 3,734.4 million). The change in working capital is further disclosed in the “Net Working Capital” section above.

Net cash provided by operating activities declined by TRY 1,242.8 million to TRY 1,937.8 million in Q3 2024 compared to net cash provided by operating activities in Q3 2023 of TRY 3,180.6 million. This was mainly due to a decrease in realized foreign exchange gains of TRY 917.2 million and a decrease in monetary gains on operating activities of TRY 1,437.0 million, partially offset by an EBITDA improvement of TRY 376.4 million, and an increase in change in working capital of TRY 682.1 million.

Free Cash Flow

Our free cash flow was TRY 1,579.0 million in Q3 2024 compared to TRY 2,831.0 million in Q3 2023. This decline was mainly due to the decrease in net cash provided in operating activities.

Total Cash and Financial Investments

Total cash and cash equivalents was TRY 4,256.2 million as of September 30, 2024 compared to TRY 7,472.3 million as of December 31, 2023. The TRY 3,216.1 million decrease was mainly due to slower appreciation of the USD/TRY exchange rate against the nine-month inflation as well as higher cash used in financing activities and purchases of financial investments.

Total financial investments as of September 30, 2024 amounted to TRY 3,873.5 million compared to TRY 2,340.5 million as of December 31, 2023. Our financial investments consist of a financial asset measured at fair value through profit or loss and financial assets carried at amortized costs, including investment funds and Eurobonds.

We held around 52.5% of our total cash, cash equivalents and financial investments in U.S. dollars as of September 30, 2024.

Bank Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing as well as for our short-term liquidity needs in the ordinary course of our operations. Our short-term borrowings increased to TRY 950.5 million as of September 30, 2024, from TRY 249.3 million as of December 31, 2023. Our short-term borrowings also included issued asset-backed securities amounting to TRY 373.5 million and Hepsifinans’ borrowings amounting to TRY 289.8 million. As of September 30, 2024, supplier and merchant financing loans corresponded to TRY 189.1 million of the short-term bank borrowings compared to TRY 24.1 million as of December 31, 2023.

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Tuesday, December 10, 2024 at 4.00 p.m. Istanbul time / 1.00 p.m. London / 8.00 a.m. New York time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada241210.html

Telephone Participation Dial in Details:

•	Türkiye:	+ 90 212 900 3719
•	UK & International:	+ 44 (0) 203 059 5872
•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on December 10, 2024.

Replay: Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2024 unless otherwise indicated.)

	30 September 2024 (unaudited)	31 December 2023 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,256,239	7,472,319
Restricted cash	117,563	227,311
Financial investments	3,873,461	2,340,525
Trade receivables	3,338,213	3,224,340
Due from related parties	7,143	12,475
Loan receivables	543,211	-
Inventories	6,911,430	5,386,845
Contract assets	35,936	30,475
Other current assets	776,673	1,174,259

Total current assets	19,859,869	19,868,549

Non-current assets:
Property and equipment	720,076	683,028
Intangible assets	2,752,043	2,518,288
Right of use assets	1,065,354	768,322
Loan receivables	60,643	1,086
Other non-current assets	19,465	45,812

Total non-current assets	4,617,581	4,016,536

Total assets	24,477,450	23,885,085

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	950,543	249,265
Lease liabilities	102,436	210,004
Wallet deposits	164,236	255,977
Trade payables and payables to merchants	14,888,003	14,350,927
Due to related parties	13,338	6,302
Provisions	33,815	111,036
Employee benefit obligations	326,062	393,194
Contract liabilities and merchant advances	1,916,107	1,935,286
Other current liabilities	1,113,938	1,027,633

Total current liabilities	19,508,478	18,539,624

Non-current assets:
Bank borrowings	-	3,816
Lease liabilities	646,303	165,505
Employee benefit obligations	128,328	141,680
Other non-current liabilities	526,666	547,292

Total non-current liabilities	1,301,297	858,293
Equity:
Share capital	677,482	677,482
Other capital reserves	927,449	866,434
Share premiums	19,677,153	19,677,153
Treasury shares	(230,749)	(230,749)
Accumulated deficit	(17,383,660)	(16,503,152)

Total equity	3,667,675	4,487,168
Total equity and liabilities	24,477,450	23,885,085

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2024 unless otherwise indicated. Unaudited.)

	Nine Months Ended		Three Months Ended
	30 September 2024	30 September 2023	30 September 2024	30 September 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	36,610,265	32,262,212	12,241,606	12,036,566

Operating expenses
Cost of inventory sold	(22,836,568)	(22,544,334)	(7,369,502)	(8,428,943)
Shipping and packaging expenses	(4,169,010)	(2,987,556)	(1,384,003)	(1,147,303)
Payroll and outsource staff expenses	(4,230,616)	(3,317,577)	(1,504,762)	(1,212,163)
Advertising expenses	(2,758,430)	(2,133,313)	(1,004,795)	(864,102)
Technology expenses	(470,805)	(383,216)	(151,110)	(136,919)
Depreciation and amortization	(1,388,824)	(1,113,388)	(475,361)	(376,435)
Other operating expenses	(1,095,287)	(1,013,251)	(390,366)	(349,380)
Other operating income	220,964	551,817	70,683	233,615

Operating income/(loss)	(118,311)	(678,606)	32,390	(245,064)

Financial income	2,445,831	3,771,090	824,348	752,284
Financial expenses	(4,683,428)	(3,302,982)	(1,620,957)	(1,346,379)
Monetary gains	1,475,340	1,188,177	456,858	553,693

Income/(loss) before income taxes	(880,568)	977,679	(307,361)	(285,466)

Taxation on income	-	-	-	-

Income/(loss) for the period	(880,568)	977,679	(307,361)	(285,466)

Basic and diluted loss per share	(2.74)	3.00	(0.96)	(0.88)

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	60	(89,892)	96	1,924

Total comprehensive income/(loss) for the period	(880,508)	887,787	(307,265)	(283,542)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2024 unless otherwise indicated. Unaudited.)

	1 January –	1 January –
	30 September 2024	30 September 2023
	(unaudited)	(unaudited)
Income/(loss) before income taxes	(880,568)	977,679
Adjustments to reconcile income/(loss) before income taxes to cash flows from operating activities:	6,200,967	4,922,793
Interest and commission expenses	4,419,307	2,407,128
Depreciation and amortization	1,388,824	1,113,388
Interest income on time deposits	(620,936)	(428,043)
Interest income on financial instruments	(2,322)	-
Interest income on credit sales	(877,774)	(402,155)
Provision for unused vacation liability	35,125	94,550
Provision for personnel bonus	238,381	208,055
Provision for legal cases	11,549	13,170
Provision for doubtful receivables	122,256	43,276
Provision for impairment of trade goods, net	29,476	137,375
Provision for post-employment benefits	48,875	59,304
Provision for share based payment	61,016	84,145
Adjustment for impairment loss of financial investments	(343,120)	(296,660)
Provision competition board penalty	-	(171,984)
Provision for Settlement of Legal Proceedings	-	21,410
Provision for Turkish Capital Markets Board fee	2,162	43,818
Contribution income for settlement	-	-162,564
Net foreign exchange differences	(403,056)	(1,488,913)
Change in provisions due to inflation	(181,423)	(328,693)
Monetary effect on non-operating activities	2,272,627	3,976,186
Changes in working capital
Change in trade payables and payables to merchants	724,005	90,456
Change in inventories	(1,898,016)	(1,846,175)
Change in trade receivables	(237,774)	(825,018)
Change in contract liabilities and merchant advances	(74,711)	(15,430)
Change in contract assets	(5,461)	(10,348)
Change in other liabilities	(26,063)	(28,205)
Change in other assets and receivables	(69,087)	6,528
Change in due from related parties	5,333	(2,710)
Change in due to related parties	7,036	(2,720)
Post-employment benefits paid	(21,810)	(25,658)
Payments for concluded litigation	(63,262)	(532,444)
Payments for personnel bonus	(256,627)	(238,704)
Payments for unused vacation liabilities	(6,177)	(6,978)
Collections of doubtful receivables	-	(224)
Net cash provided by operating activities	3,397,785	2,493,703
Investing activities:
Purchases of property and equipment and intangible assets	(1,319,291)	(1,121,860)
Proceeds from sale of property and equipment	14,171	18,257
Purchase of financial instruments	(9,540,307)	(1,783,933)
Proceeds from sale of financial investment	7,745,450	919,821
Interest received on credit sales	970,512	538,073
Interest income on time deposits and financial instruments	618,182	272,206
Net cash used in investing activities	(1,511,283)	(1,157,436)
Financing activities:
Proceeds from borrowings	2,064,848	625,132
Repayment of borrowings	(1,261,709)	(308,223)
Interest and commission paid	(4,099,753)	(2,323,177)
Lease payments	(279,737)	(284,605)
Net cash used in financing activities	(3,576,351)	(2,290,873)

Net decrease in cash and cash equivalents	(1,689,849)	(954,606)

Cash and cash equivalents at 1 January	7,471,184	11,774,645
Inflation effect on cash and cash equivalents	(1,566,347)	(3,792,571)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	37,361	1,474,671
Cash and cash equivalents at 30 September	4,252,349	8,502,139

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization, plus monetary gains/(losses);

•	Gross Contribution as revenues less cost of inventory sold;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and

•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or profit (income) as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/(losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2024. Unaudited.

	Three months ended September 30,		Nine months ended September 30,
(in TRY million)	2024	2023	2024	2023
Income/(loss) for the period	(307.4)	(285.5)	(880.6)	977.7
Taxation on income	-	-	-	-
Financial income	824.3	752.3	2,445.8	3,771.1
Financial expenses	(1,621.0)	(1,346.4)	(4,683.4)	(3,303.0)
Depreciation and amortization	(475.4)	(376.4)	(1,388.8)	(1,113.4)
Monetary gains	456.9	553.7	1,475.3	1,188.2
EBITDA	507.8	131.4	1,270.5	434.8

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2024. Unaudited.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue	12,241.6	12,036.6	36,610.3	32,262.2
Cost of inventory sold	(7,369.5)	(8,428.9)	(22,836.6)	(22,544.3)
Gross Contribution	4,872.1	3,607.6	13,773.7	9,717.9

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29 as well as our year on year GMV growth and profitability guidance.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2024. Unaudited.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue	12,241.6	12,036.6	36,610.3	32,262.2
Reversal of IAS 29 adjustment	336.8	4,429.1	3,908.7	14,375.2
IAS 29-Unadjusted Revenue	11,904.8	7,607.4	32,701.6	17,887.0

The following table shows the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2024. Unaudited.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue	12,241.6	12,036.6	36,610.3	32,262.2
Cost of inventory sold	(7,369.5)	(8,428.9)	(22,836.6)	(22,544.3)
Gross Contribution	4,872.1	3,607.6	13,773.7	9,717.9
Reversal of IAS 29 adjustment	(233.8)	791.0	78.1	3,422.3
IAS 29 - Unadjusted Gross Contribution	5,105.9	2,816.6	13,695.6	6,295.6

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2024. Unaudited.

	Three months ended
	30 September 2024	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 September 2024	30 September 2023	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 September 2023
Income/(loss) for the period	(307.4)	(166.0)	(141.4)	(285.5)	(444.7)	159.2
Taxation on income	-	-	-	-	-	-
Financial income	824.3	15.1	809.2	752.3	272.6	479.7
Financial expenses	(1,621.0)	(13.9)	(1,607.1)	(1,346.4)	(504.7)	(841.7)
Depreciation and amortization	(475.4)	(230.4)	(244.9)	(376.4)	(253.6)	(122.8)
Monetary gains	456.9	456.9	-	553.7	553.7	-
IAS 29-Unadjusted EBITDA	507.8	(393.5)	901.3	131.4	(512.6)	644.0

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2024. Unaudited.

	Nine months ended
	30 September 2024	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 September 2024	30 September 2023	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 September 2023
Income/(loss) for the period	(880.6)	(671.4)	(209.2)	977.7	(82.7)	1,060.4
Taxation on income	-	-	-	-	-	-
Financial income	2,445.8	256.5	2,189.3	3,771.1	1,708.5	2,062.6
Financial expenses	(4,683.4)	(408.6)	(4,274.8)	(3,303.0)	(1,446.2)	(1,856.8)
Depreciation and amortization	(1,388.8)	(741.0)	(647.8)	(1,113.4)	(774.2)	(339.2)
Monetary gains/(losses)	1,475.3	1,475.3	-	1,188.2	1,188.2	-
IAS 29-Unadjusted EBITDA	1,270.5	(1,253.5)	2,524.0	434.8	(759.0)	1,193.8

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by/(used in) operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2024. Unaudited.

	Three months ended September 30,		Nine months ended September 30,
(in TRY million)	2024	2023	2024	2023
Net cash provided by operating activities	1,937.8	3,180.6	3,397.8	2,493.7
Capital expenditures	(367.1)	(365.6)	(1,319.3)	(1,121.9)
Proceeds from the sale of property and equipment	8.3	16.1	14.2	18.3
Free Cash Flow	1,579.0	2,831.0	2,092.7	1,390.1

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. Starting from Q4 2021, we have revised the definition of Net Working Capital to include the “financial investments” balance on our balance sheet as at December 31, 2021. As we believe financial investments are cash-like item by nature, we deducted from current assets along with cash and cash equivalents.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2024. Unaudited.

	As of September 30, 2024	As of December 31, 2023
Current assets	19,859.9	19,868.5
Cash and cash equivalents	(4,256.2)	(7,472.3)
Financial investments	(3,873.5)	(2,340.5)
Current liabilities	(19,508.5)	(18,539.6)
Bank borrowings, current	950.5	249.3
Lease liabilities, current	102.4	210.0
Net Working Capital	(6,725.3)	(8,024.6)

BREAKDOWN OF THE COMPARATIVE FIGURES RESTATED BY INFLATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 September 2024.)

	Restatement Method	Unaudited Unadjusted 30 Sept 2024	IAS 29 Adjustment	Unaudited Adjusted 30 Sept 2024	Unaudited Unadjusted 31 Dec 2023	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2023
ASSETS
Current assets:
Cash and cash equivalents	1	4,256,239	-	4,256,239	5,500,000	1,972,319	7,472,319
Restricted cash	1	117,563	-	117,563	167,312	59,999	227,311
Financial investments	1	3,873,461	-	3,873,461	1,722,744	617,781	2,340,525
Trade receivables	1	3,338,213	-	3,338,213	2,373,275	851,065	3,224,340
Due from related parties	1	7,143	-	7,143	9,182	3,293	12,475
Loan receivables	1	543,211	-	543,211	-	-	-
Inventories	2	6,605,880	305,550	6,911,430	3,795,869	1,590,976	5,386,845
Contract assets	1	35,936	-	35,936	22,431	8,044	30,475
Other current assets	3	716,235	60,438	776,673	828,078	346,181	1,174,259
Total current assets		19,493,881	365,988	19,859,869	14,418,891	5,449,658	19,868,549
Non-current assets:
Property and equipment	2	403,765	316,311	720,076	256,788	426,240	683,028
Intangible assets	2	1,775,442	976,601	2,752,043	1,220,910	1,297,378	2,518,288
Right of use assets	2	741,139	324,215	1,065,354	290,952	477,370	768,322
Loan receivables	1	60,643	-	60,643	799	287	1,086
Other non-current assets	3	10,742	8,723	19,465	22,706	23,106	45,812
Total non-current assets		2,991,731	1,625,850	4,617,581	1,792,155	2,224,381	4,016,536
Total assets		22,485,612	1,991,838	24,477,450	16,211,046	7,674,039	23,885,085

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1	950,543	-	950,543	183,472	65,793	249,265
Lease liabilities	1	102,436	-	102,436	154,573	55,431	210,004
Wallet deposits	1	164,236	-	164,236	188,412	67,565	255,977
Trade payables and payables to merchants	1	14,888,003	-	14,888,003	10,562,999	3,787,928	14,350,927
Due to related parties	1	13,338	-	13,338	4,638	1,664	6,302
Provisions	1	33,815	-	33,815	81,728	29,308	111,036
Employee benefit obligations	1	326,062	-	326,062	289,410	103,784	393,194
Contract liabilities and merchant advances	1	1,916,107	-	1,916,107	1,424,467	510,819	1,935,286
Other current liabilities	3	1,017,015	96,923	1,113,938	698,322	329,311	1,027,633
Total current liabilities		19,411,555	96,923	19,508,478	13,588,021	4,951,603	18,539,624
Non-current liabilities:
Bank borrowings	1	-	-	-	2,809	1,007	3,816
Lease liabilities	1	646,303	-	646,303	121,820	43,685	165,505
Employee benefit obligations	1	128,328	-	128,328	104,284	37,396	141,680
Other non-current liabilities	2	292,562	234,104	526,666	231,270	316,022	547,292
Total non-current liabilities		1,067,193	234,104	1,301,297	460,183	398,110	858,293
Equity:
Share capital	4	65,200	612,282	677,482	65,200	612,282	677,482
Treasury shares	4	(159,770)	1,087,219	927,449	(159,770)	1,026,204	866,434
Other capital reserves	4	350,958	19,326,195	19,677,153	297,799	19,379,354	19,677,153
Share premiums	4	4,260,737	(4,491,486)	(230,749)	4,260,737	(4,491,486)	(230,749)
Accumulated deficit	5	(2,510,261)	(14,873,399)	(17,383,660)	(2,301,124)	(14,202,028)	(16,503,152)
Total equity		2,006,864	1,660,811	3,667,675	2,162,842	2,324,326	4,487,168
Total equity and liabilities		22,485,612	1,991,838	24,477,450	16,211,046	7,674,039	23,885,085

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 September 2024. Unaudited.)

		Three Months Ended
	Restatement Method	Unaudited Unadjusted 30 Sept 2024	IAS 29 Adjustment	Unaudited Adjusted 30 Sept 2024	Unaudited Unadjusted 30 Sept 2023	IAS 29 Adjustment	Unaudited Adjusted 30 Sept 2023
Sale of goods (1P)	6	7,823,002	218,306	8,041,308	5,594,310	3,243,507	8,837,817
Marketplace revenue (3P)	6	1,619,994	47,807	1,667,801	987,702	585,656	1,573,358
Delivery service revenue	6	1,737,762	48,251	1,786,013	766,196	449,003	1,215,199
Other	6	724,040	22,444	746,484	259,214	150,978	410,192
Revenues		11,904,798	336,808	12,241,606	7,607,422	4,429,144	12,036,566

Operating expenses
Cost of inventory sold	7	(6,798,850)	(570,652)	(7,369,502)	(4,790,848)	(3,638,095)	(8,428,943)
Shipping and packaging expenses	6	(1,344,991)	(39,012)	(1,384,003)	(725,728)	(421,575)	(1,147,303)
Payroll and outsource staff expenses	6	(1,450,272)	(54,490)	(1,504,762)	(749,523)	(462,640)	(1,212,163)
Advertising expenses	6	(968,599)	(36,196)	(1,004,795)	(558,651)	(305,451)	(864,102)
Technology expenses	9	(138,439)	(12,671)	(151,110)	(75,462)	(61,457)	(136,919)
Depreciation and amortization	8	(244,928)	(230,433)	(475,361)	(122,750)	(253,685)	(376,435)
Other operating expenses	9	(370,600)	(19,766)	(390,366)	(212,780)	(136,600)	(349,380)
Other operating income	9	68,301	2,382	70,683	149,475	84,140	233,615

Operating income/(loss)		656,420	(624,030)	32,390	521,155	(766,219)	(245,064)

Financial income	6	809,239	15,109	824,348	479,688	272,596	752,284
Financial expenses	6	(1,607,087)	(13,870)	(1,620,957)	(841,686)	(504,693)	(1,346,379)
Monetary gains	10	-	456,858	456,858	-	553,693	553,693

Income/(loss) before income taxes		(141,428)	(165,933)	(307,361)	159,157	(444,623)	(285,466)

Taxation on income	-	-	-	-	-	-	-

Income/(loss) for the period		(141,428)	(165,933)	(307,361)	159,157	(444,623)	(285,466)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 September 2024. Unaudited.)

		Nine Months Ended
	Restatement Method	Unaudited Unadjusted 30 Sept 2024	IAS 29 Adjustment	Unaudited Adjusted 30 Sept 2024	Unaudited Unadjusted 30 Sept 2023	IAS 29 Adjustment	Unaudited Adjusted 30 Sept 2023
Sale of goods (1P)	6	21,780,209	2,657,066	24,437,275	13,177,294	10,565,248	23,742,542
Marketplace revenue (3P)	6	4,319,134	503,942	4,823,076	2,396,049	1,957,186	4,353,235
Delivery service revenue	6	4,807,634	561,953	5,369,587	1,768,428	1,427,159	3,195,587
Other	6	1,794,580	185,747	1,980,327	545,249	425,599	970,848
Revenues		32,701,557	3,908,708	36,610,265	17,887,020	14,375,192	32,262,212

Operating expenses
Cost of inventory sold	7	(19,005,962)	(3,830,606)	(22,836,568)	(11,591,401)	(10,952,933)	(22,544,334)
Shipping and packaging expenses	6	(3,733,207)	(435,803)	(4,169,010)	(1,658,786)	(1,328,770)	(2,987,556)
Payroll and outsource staff expenses	6	(3,774,324)	(456,292)	(4,230,616)	(1,814,752)	(1,502,825)	(3,317,577)
Advertising expenses	6	(2,460,975)	(297,455)	(2,758,430)	(1,195,290)	(938,023)	(2,133,313)
Technology expenses	9	(390,037)	(80,768)	(470,805)	(197,684)	(185,532)	(383,216)
Depreciation and amortization	8	(647,795)	(741,029)	(1,388,824)	(339,183)	(774,205)	(1,113,388)
Other operating expenses	9	(964,325)	(130,962)	(1,095,287)	(542,770)	(470,481)	(1,013,251)
Other operating income	9	151,313	69,651	220,964	307,438	244,379	551,817

Operating income/(loss)		1,876,245	(1,994,556)	(118,311)	854,592	(1,533,198)	(678,606)

Financial income	6	2,189,298	256,533	2,445,831	2,062,639	1,708,451	3,771,090
Financial expenses	6	(4,274,759)	(408,669)	(4,683,428)	(1,856,819)	(1,446,163)	(3,302,982)
Monetary gains	10	-	1,475,340	1,475,340	-	1,188,177	1,188,177

Income/(loss) before income taxes		(209,216)	(671,352)	(880,568)	1,060,412	(82,733)	977,679

Taxation on income	-	-	-	-	-	-	-

Income/(loss) for the period		(209,216)	(671,352)	(880,568)	1,060,412	(82,733)	977,679

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 September 2024. Unaudited.)

	Unaudited		Unaudited	Unaudited		Unaudited
	Unadjusted		Adjusted	Unadjusted		Adjusted
	1 Jan- 30 Sept 2024	IAS 29 adjustment	1 Jan- 30 Sept 2024	1 Jan- 30 Sept 2023	IAS 29 adjustment	1 Jan- 30 Sept 2023
Income/(loss) before income taxes	(209,216)	(671,352)	(880,568)	1,060,412	(82,733)	977,679
Adjustments to reconcile income/(loss) before income taxes to cash flows from operating activities:	3,175,863	3,025,104	6,200,967	498,556	4,424,237	4,922,793
Interest and commission expenses	4,045,481	373,826	4,419,307	1,365,971	1,041,157	2,407,128
Depreciation and amortization	647,795	741,029	1,388,824	339,183	774,205	1,113,388
Interest income on time deposits	(560,097)	(60,839)	(620,936)	(199,507)	(228,534)	(428,043)
Interest income on financial investment	(2,793)	471	(2,322)	-	-	-
Interest income on credit sales	(789,657)	(88,117)	(877,774)	(170,540)	(231,615)	(402,155)
Provision for unused vacation liability	31,307	3,818	35,125	51,127	43,423	94,550
Provision for personnel bonus	212,471	25,910	238,381	112,504	95,551	208,055
Provision for legal cases	11,060	489	11,549	7,122	6,048	13,170
Provision for doubtful receivables	108,968	13,288	122,256	23,522	19,754	43,276
Provision for impairment of trade goods, net	44,389	-14,913	29,476	34,257	103,118	137,375
Provision for post-employment benefits	43,563	5,312	48,875	32,068	27,236	59,304
Provision for share based payment	53,159	7,857	61,016	47,471	36,674	84,145
Adjustment for impairment loss of financial investments	(322,378)	(20,742)	(343,120)	(153,234)	(143,426)	(296,660)
Provision competition board penalty	-	-	-	(92,018)	(79,966)	(171,984)
Provision for Settlement of Legal Proceedings	-	-	-	11,577	9,833	21,410
Provision for Turkish Capital Markets Board fee	1,927	235	2,162	23,694	20,124	43,818
Contribution income for settlement	-	-	-	(108,822)	(53,742)	(162,564)
Net foreign exchange differences	(349,332)	(53,724)	(403,056)	(825,817)	(663,096)	(1,488,913)
Change in provisions due to inflation	-	(181,423)	(181,423)	-	(328,693)	(328,693)
Monetary effect on non-operating activities	-	2,272,627	2,272,627	-	3,976,186	3,976,186
Changes in working capital
Change in trade payables and payables to merchants	4,506,792	(3,782,787)	724,005	2,995,292	(2,904,836)	90,456
Change in inventories	(3,248,380)	1,350,364	(1,898,016)	(1,974,538)	128,363	(1,846,175)
Change in trade receivables	(1,107,068)	869,294	(237,774)	(896,589)	71,571	(825,018)
Change in contract liabilities and merchant advances	442,144	(516,855)	(74,711)	328,682	(313,252)	15,430
Change in contract assets	(13,505)	8,044	(5,461)	(14,579)	4,231	(10,348)
Change in other liabilities	361,587	(387,650)	(26,063)	384,896	(413,101)	(28,205)
Change in other assets and receivables	(429,498)	360,411	(69,087)	(308,333)	314,861	6,528
Change in due from related parties	2,040	3,293	5,333	(2,671)	(39)	(2,710)
Change in due to related parties	8,700	(1,664)	7,036	960	(3,680)	(2,720)
Post-employment benefits paid	(19,439)	(2,371)	(21,810)	(13,874)	(11,784)	(25,658)
Payments for concluded litigation	(60,901)	(2,361)	(63,262)	(274,240)	(258,204)	(532,444)
Payments for personnel bonus	(201,552)	(55,075)	(256,627)	(119,982)	(118,722)	(238,704)
Payments for unused vacation liabilities	(5,574)	(603)	(6,177)	(3,796)	(3,182)	(6,978)
Collections of doubtful receivables	-	-	-	121	(345)	(224)
Net cash provided by operating activities	3,201,993	195,792	3,397,785	1,660,317	833,386	2,493,703
Investing activities:
Purchases of property and equipment and intangible assets	(1,189,869)	(129,422)	(1,319,291)	(591,490)	(530,370)	(1,121,860)
Proceeds from sale of property and equipment	3,075	11,096	14,171	1,873	16,384	18,257
Purchase of financial instruments	(8,263,314)	(1,276,993)	(9,540,307)	(1,064,379)	(719,554)	(1,783,933)
Proceeds from sale of financial investment	6,755,315	990,135	7,745,450	558,284	361,537	919,821
Interest received on credit sales	872,315	98,197	970,512	170,540	367,533	538,073
Interest income on time deposits and financial instruments	557,043	61,139	618,182	183,079	89,127	272,206
Net cash used in investing activities	(1,265,435)	(245,848)	(1,511,283)	(742,093)	(415,343)	(1,157,436)
Financing activities:
Proceeds from borrowings	1,840,413	224,435	2,064,848	338,035	287,097	625,132
Repayment of borrowings	(1,124,569)	(137,140)	(1,261,709)	(166,669)	(141,554)	(308,223)
Interest and commission paid	(3,681,669)	(418,084)	(4,099,753)	(1,320,575)	(1,002,602)	(2,323,177)
Lease payments	(249,332)	(30,405)	(279,737)	(153,898)	(130,707)	(284,605)
Net cash used in financing activities	(3,215,157)	(361,194)	(3,576,351)	(1,303,107)	(987,766)	(2,290,873)
Net decrease in cash and cash equivalents	(1,278,599)	(411,250)	(1,689,849)	(384,883)	(569,723)	(954,606)
Cash and cash equivalents at 1 January	5,499,165	1,972,019	7,471,184	5,259,801	6,514,844	11,774,645
Effects of inflation on cash and cash equivalents	-	(1,566,347)	(1,566,347)	-	(3,792,571)	(3,792,571)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	31,783	5,578	37,361	816,510	658,161	1,474,671
Cash and cash equivalents at 30 September	4,252,349	-	4,252,349	5,691,428	2,810,711	8,502,139

Restatement Methods for Consolidated Balance Sheets

(1) Monetary items do not need to be restated, because they represent money held, to be received or to be paid. Monetary items are therefore already expressed in current purchasing power at the reporting date.

(2) Non-monetary assets and liabilities are restated in terms of the measuring unit current at the end of the reporting period. We used the increase in the general price index from the transaction date when they were first recognized to the end of the reporting period.

(3) Other current assets and other current liabilities consist of monetary and non-monetary items.

(4) The components of shareholders’ equity, excluding retained earnings, are restated by applying a general price index from the dates on which the items were contributed or otherwise arose.

(5) Retained earnings are restated for the balancing figure derived from the other amounts in the restated opening balance sheet.

Restatement Methods for Consolidated Statements of Comprehensive Income/(Loss)

(6) All items except cost of inventory sold, depreciation and amortization expenses and monetary gains or losses in the consolidated statement of comprehensive loss for the current year are restated by applying the change in the general price index from the dates when the items of income and expense were originally recorded.

(7) Cost of inventory sold is restated by using restated inventories balance.

(8) Depreciation and amortization expenses is restated by using restated property and equipment, intangible assets and right of use assets balances.

(9) Technology expenses, other operating expenses and income includes prepaid expenses and deferred income which are considered as non-monetary items and restated by using restated balances of those items.

(10) The monetary gains or losses is calculated as the difference between the historical cost amounts and the result from the restatement of non-monetary items, shareholders’ equity, items in the consolidated statement of comprehensive loss. The monetary gain or loss is reported as a separate item in the restated consolidated statement of comprehensive loss.

Restatement Methods for Consolidated Statements of Cash Flows

All items in the consolidated statements of cash flows are expressed in a measuring unit current at the balance sheet date; they are therefore restated by applying the relevant conversion factors from the date on which the transaction originated.

Income/(loss) before tax is adjusted for the monetary gain or loss for the period.

The monetary loss on cash and cash equivalents is presented separately.

Inflation effect on non-operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of cash and cash equivalents, borrowings and financial investments.

Inflation effect on operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of provisions and considered as a reconciling item in the cash flow statement, as this is a non-cash item not shown as a change in working capital.

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customer are users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations; and

•	Digital products are non-cash games on our platform, such as sweepstakes and gamified lotteries, game pins and codes, gift vouchers, and the first monthly payment of Hepsiburada Premium membership subscription.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P) with approximately 100 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfilment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported nearly 57.5 thousand female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflicts in Ukraine and Syria, including their impact on Türkiye's border regions; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the high inflationary environment and/or (vi) currency devaluation; (d) the anticipated launch of new initiatives, businesses or any other strategic projects and partnerships; (e) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (f) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (g) our liquidity, substantial indebtedness, and ability to obtain additional financing; (h) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (i) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (j) our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets; and (k) regulatory changes in the e-commerce law, corporate tax law and income tax law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “seek,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2023 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted Revenue, EBITDA, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited financial information as of and for the three months and nine months ended September 30, 2024, and 2023 and as of December 31, 2023. The financial information has not been audited or reviewed by the Company’s auditors. The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS and pursuant to the regulations of the SEC.